Proxy Memo: The PNC Financial Services Group Inc

Climate Change Exposure and Contribution

AGM: April 22, 2014, Pittsburgh, PA

Contents

Rationale for a Yes vote	3

THE BANKING SECTOR IS SIGNIFICANTLY IMPACTED BY CLIMATE CHANGE	4

Coal Related Concerns	4

Implications Across Multiple Industries	5

Other Banks Are Moving Forward	5

PNC IS EXCEPTIONALLY EXPOSED TO CLIMATE RISK	6

CONCLUSION	8

March 25, 2014

Proxy Advisors and Shareowners should vote “FOR” the resolution requesting PNC’s assessment of its exposure to climate change related risks and its assessment of greenhouse gas emissions resulting from its lending.

CONTACT: Meredith Benton, Boston Common Asset Management, LLC  (415) 757-5763, mbenton@bostoncommonasset.com

Resolved:  "Given the broader societal implications of climate change, shareowners request that the Board of Directors report to shareholders by September 2014, at reasonable cost and omitting proprietary information, PNC’s assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities."

Rationale for a Yes vote:

1.	The Banking Sector is Significantly Impacted by Climate Change
•	Significant, cross departmental, risk exists for banks -- in their contribution to, and impact from climate change.
•	Future return expectations do not take into account the risks associated with 'unburnable' reserves, including: regulatory, demand, reputational and adaptation.
•	Banks are actively moving to address this issue.

2.	PNC is Exceptionally Exposed to Climate Risk
•	The company is highly involved in mountain top removal coal mining.
•	Current disclosure is insufficient, piecemeal, and anecdotal.
•	Investors need more disclosure to understand PNC's strategic management of this issue.

Banks and other financial institutions contribute to climate change through their financed emissions, which are the greenhouse gas footprint of loans, investments, and other financial services.  A bank's financed emissions can significantly outweigh its other climate impacts and expose it to reputational and operational risks.  PNC Financial Services (PNC) itself has commented, "a lack of a clear carbon emissions strategy, or a low perceived action plan, could cause PNC to lose valuable customers and investors, or limit our ability to attract new customers and investors."

Of any fuel source coal emits the greatest amount of CO2 per unit of energy. Financing and lending which supports a coal dependent infrastructure, as PNC continues to do, assumes that there will be no shifts in public policy and that current rates of greenhouse gas emissions will be allowed to continue.  Investors should be concerned that businesses based on current levels of greenhouse gas emissions are unsustainable.

In 2013, 22.8% of proxy votes cast supported this resolution, representing $5.4 billion of PNC shares held on the day of the AGM.  Despite this high support level, PNC chose not to increase its reporting on climate issues, nor to meet with concerned stakeholders over the past year.  The company has agreed to meet with some concerned stakeholders after the close of its 2014 AGM.   In light of this, investors must continue seek additional disclosure from PNC regarding its climate change related programs as well as assurance that it understands the implications climate change may have for their business.

THE BANKING SECTOR IS SIGNIFICANTLY IMPACTED BY CLIMATE CHANGE

Climate change’s ability to negatively impact (or positively contribute to) shareholder value is exponentially increased by the fundamental structure of the banking industry.  A financial institution’s success relies on its ability to effectively manage risks, accurately assess the likelihood of future events that may impact a business and forward-looking valuations.  A financial institution such as PNC is inherently more susceptible to the wide range of potential negative impacts of climate change  given its reliance on outcome and risk scenarios in its lending models.

HSBC Global Research released on June 21, 2012 its report "Coal and Carbon, Stranded Assets: assessing the risk," which stated that “that carbon constraints post-2020 could impact DCF [discounted cash flow] valuations of coal assets by as much as 44%."  Should the HSBC Global Research report be correct, the ability of coal and carbon dependent companies to generate the revenues required to service their debt may be called in to question.1

The Carbon Tracker Initiative released a report in August of 2012 which calculated the world's carbon budget until 2050, to hold global warming below 3.6°F (2°C).  Their research determined that, of known reserves, only 20% could be used.2  Even if an 80% cut is too severe and unlikely to be legislatively imposed, it is likely that all known fossil fuel reserves will not be allowed to be consumed and burned. Current valuations of energy companies, however, are based on known fossil fuel reserves, with an implied belief that they can be fully exploited.  Carbon Tracker argues that equity investors could face a potential 'carbon bubble', with assets valued in excess of what can be safely and profitably exploited.

While adoption of international climate protocols have faltered, real shifts have been seen in the development of regional policies. In 2000, fewer than 50 climate laws existed.  In 2013, there were almost 500.  In 2013, over 30 countries passed national legislation oriented at carbon emissions.3  These regulations are likely to impair the value of more carbon-intensive assets.

Regulatory change should be considered a risk within the planning horizon of a bank's lending portfolio, and within the forecasting horizon of long-term investors.  The uncertainty around the timing of regulations, let alone the regulations themselves, add complexity and risk to valuation and project analysis exercises for project managers and their financiers.  Upcoming regulations may dramatically shift the profitability of projects currently seeking financing.  Even without direct legislation, coal will be impacted by incentives driving consumers towards renewable and alternative energy.

Coal Related Concerns

Given PNC's strong business relationship with the U.S. coal mining industry, it is important to highlight the increased risks associated with an uncertain demand trajectory for this energy source.  In addition to regulatory incentives which disfavor coal, as the costs of renewable energy fall, alternatives become increasingly competitive with higher carbon energy sources.  The competitive space for energy provision is expected to become significantly more complex and uncertain.  Valuation assessments which assume monopoly or oligopoly approaches to the energy sector will likely prove inaccurate.

The International Energy Agency's 2013 World Energy Outlook predicts a decline in coal use in China and the US, currently coal’s largest markets.  A World Bank research report showed, even under "business as usual" scenarios, a flattening trend for coal use.  When a carbon price was applied, the coal use trend line decreased.4

The Obama administration announced in September of 2013 that it intended to place federal carbon limits on the nation's power companies.5 Through the Environmental Protection Agency (EPA) the administration intends to limit new gas-fired power plants to 1,000 pounds of carbon dioxide emissions per megawatt-hour and new coal plants to 1,100 pounds of carbon dioxide. Existing coal plants emit approximately 1,800 pounds of carbon dioxide per megawatt-hour.

Implications Across Multiple Industries

PNC does not only lend and finance coal companies, however.  Its relationships span multiple industries.  As such, PNC must assess the implications that climate and weather variability will have throughout the economy.  Climate risk must be assessed across industries and through the supply chain of businesses.  Damage can be expected from rising sea levels, floods, droughts, and damages to other infrastructure.  It is reasonable to expect climate change to impact businesses in manufacturing, transport, agriculture, retail, tourism, etc.

A 2009 study extensively reviewed the ways in which climate change poses both opportunities and risks for banks. “Banking & Climate Change: Opportunities and Risks” analyzed the climate change strategies of more than 100 banks worldwide.  In doing so, it identified a number of significant ways in which climate change might meaningfully change the business model of the banks.  The following are the changes identified:6

•     Commercial/Wholesale Banking: Lending volumes and revenues may contract should climate change or carbon restrictions reduce economic activity.  Extreme weather events, or regulatory risks may increase client default risk from underestimated mitigation costs and physical damages to corporate assets.  New business opportunities will emerge for the provision of financial products, clean technology investment and climate mitigation solutions.
•     Investment Banking: Primary markets may benefit from the necessary new technology adoption and associated investments addressing climate change reduction and adaptation. Secondary markets may profit from new trading markets. Opportunities related to renewable energy and global carbon trading market are expected, including IPOs for renewable energy companies, weather derivatives development, emission trading services, and offering climate management advice.
•     Asset Management: Climate change will have an unpredictable impact on global markets and may impair equity valuations or bond/equity issues.  Investment strategies will need to incorporate forecasts of future carbon prices, emissions footprints of companies, carbon markets hedging strategies and revenue opportunities associated with climate change.

Other Banks Are Moving Forward

The following is a sampling of bank, financial company and related governmental initiatives addressing climate change.  It should not be considered a full accounting of the current landscape of bank practices related to climate change.

A number of banks have put in place specific exclusions, these include:
•     HSBC's Energy Sector Policy stipulates that it will not provide financial services to new coal-fired power plants, with a carbon intensity exceeding 850g CO2/kWh in developing countries and 550g CO2/kWh in developed countries.
•     "Directions for the World Bank Group's Energy Sector" states "the World Bank Group will provide financial support for greenfield coal power generation projects only in rare circumstances."
•     The European Investment Bank Emission Performance Standard restricts its involvement to investments in energy generating projects emitting less than 550g CO2/kWh.
•     The Nordic Investment Bank's Sustainability Policy includes on its exclusion list: "New base load power plants with an installed capacity above 50 MW mainly fuelled with coal or fuels with a similar fossil carbon dioxide intensity".
•     The Co-operative Bank's Ethical Policy states that it "will not finance any business whose core activity contributes to global climate change, via the extraction or production of fossil fuels (oil, coal and gas), with an extension to the distribution of those fuels that have a higher global warming impact (e.g. tar sands and certain biofuels)."
•     BNP Paribas and Société Générale require certain efficiency ratios for power plants, distinguishing between high and lower income countries.  Efficiency expectations are 43% in high-income countries and 38% in low.
•     Credit Suisse has listed mountain top removal mining as an “excluded activity.”

Some banks, more often publically funded entities, have also put in place policies intended to reduce financed emissions.  These include:
•     Starting in 2010, the European Investment Bank placed a “shadow carbon price” of 28€ on each ton of CO2.  This price will rise to 45€ by 2030.
•     The Overseas Private Investment Corporation (OPIC) has set a goal of reducing portfolio emissions of greenhouse gases by 30% by 2018 and 50% by 2023.
•     A number of governments have withdrawn support for public financing of new coal plants built abroad.  These include Denmark, Finland, Iceland, Norway, Sweden, the United Kingdom and the United States.  They have all committed to end public financing for coal, although exceptions for “rare circumstances” are allowed.
•     Wells Fargo uses carbon "shadow pricing" in its power and utilities group to assess ways potential carbon regulation might affect their customers’ loan repayment capacity.
•     China's Industrial Bank incorporates environmental issues into its overall strategic planning.  It has developed a green credit implementation plan with specialized and dedicated departments, training, and public advocacy.

PNC IS EXCEPTIONALLY EXPOSED TO CLIMATE RISK

PNC actively presents itself as a “green” bank, and leads with this branding in both its advertising and employee recruitment.  As it states on its website, “Among America's top financial institutions, no company has done more to spur the charge, or energize the green cause than PNC.”7  While investors are unaware of a strategic approach to climate change risk by PNC, PNC does participate in a number of projects which encourage the reduction of greenhouse gases.  Chief among these is its PNC Energy Capital Business, which supports alternative energy use by helping its customers implement renewable energy projects.  PNC has also developed an exceptional green branches initiative.

PNC itself has emphasized the import of an effective climate risk management plan, stating in its written 2012 response to the CDP (formerly Carbon Disclosure Project):

As a community-based bank, our reputation and commitment to the community can be a factor in attracting and retaining customers. A subset of our customers and investors increasingly care about social and environmental issues and the impact that their consumption spend has on climate change. The increasingly eco-conscious business environment has meant that some customers and investors use a company’s response to climate change as a differentiator between potential options. A lack of a clear carbon emissions strategy, or a low perceived action plan, could cause PNC to lose valuable customers and investors, or limit our ability to attract new customers and investors.

PNC also noted climate change as a concern in its Form 8-K filing with the SEC: “Changes resulting from legislative and regulatory initiatives relating to climate change that have or may have a negative impact on our customers demand for or use of our products and services in general and their credit worthiness in particular.”8

Despite these statements, PNC has shown challenges in successfully addressing stakeholder climate change and broader environmental concerns.  For example, its reputation has become linked to the controversial practice of coal mining using Mountaintop Removal (MTR).  Coal, according to the U.S. Energy Information Association, emits the greatest amount of CO2 per unit of energy of any fuel source.9According to the United States Environmental Protection Agency, MTR is an environmentally damaging form of coal extraction which involves the removal of mountain tops to expose coal seams.  Direct environmental impacts associated with this practice include loss of local ecosystem diversity and native species and watershed pollution.10

In the Philadelphia Citypaper, PNC was referred to as “the largest financier of mountaintop removal coal mining.”11  This has catalyzed environmentalists' focus on the company.  In 2010, the Earth Quaker Action Team (EQAT) began to pressure PNC to stop financing MTR with non-violent actions, including walking 200 miles from Philadelphia to PNC’s headquarters in Pittsburgh.12  The group also disrupted PNC's 2013 Annual General Meeting, protesting outside of, and within, the shareholders' meeting.

As the financial, regulatory, and reputational risks associated with financing MTR coal mining continue to grow, banks have moved away from financing two of the largest mountaintop removal coal producers, Alpha Natural Resources and Arch Coal.  These include:

•
JPMorgan Chase did not participate in a December 2013 Alpha Natural Resources bond offering, which appears to mark an end to the bank’s relationship with the company. The bank has not had a relationship with Arch Coal since 2010.

•	As of December 2013, recent transactions indicate that Wells Fargo's involvement with new transactions with Alpha Natural Resources and Arch Coal has fallen to zero.
•	BNP Paribas noted that its 2013 internal policy change prohibited the bank from participating in transactions with the top three MTR producers, including Alpha Natural Resources and Arch Coal.

However, research conducted in February, 2014, indicated that PNC continues to have significant relationships with mountain top removal mining companies.  Selected examples follow:

Company	PNC Involvement
Alpha Natural Resources Inc.
•      9/28/2012 – PNC Capital Markets underwrote $17.5 million and served as a senior co-manager for a $500 million bond offering for Alpha Natural Resources.
•      5/22/13 - PNC is lead arranger, syndication agent and one of the lenders for $625 million term loan due 5/22/2020 and a refinanced $1.1 billion revolving loan due 6/30/2016
•      12/13/13 - PNC is co-manager of  $300 million in 4.875% senior unsecured convertible notes due 12/15/2020.

Arch Coal Inc.
•      6/12/12 – PNC Capital Markets served as lead manager for Arch Coal’s offer to exchange $1 billion in notes due 2019
•      12/12/13 - PNC was the joint lead manager and underwriter of $43m of $350m in senior unsecured notes at 8% notes, due January 2019.

Patriot Coal Corporation	1/6/11 and 1/31/12 – PNC National Association served as a lender for the first and second amendment for Patriot Coal’s $500 million credit agreement (loan)

For the 2013 AGM, PNC challenged the inclusion of this shareholder proposal onto its 2013 proxy ballot.  The U.S. Securities Exchange Commission (SEC), however, ruled in favor of the proposal proponents, allowing the proposal to remain on PNC’s 2013 proxy.  In doing so, the SEC made clear that the allowance of a climate change risk resolution at PNC was reflective of “the nature of the bank’s own lending criteria and public statements.”

Beyond disjointed, albeit admirable, programs and vague statements, PNC has not shared with investors the ways in which PNC has sought to analyze, assess, or strategically manage its exposure to climate change risk.

CONCLUSION

A number of opportunities exist for those banks seeking to address climate disruption - in the development of alternative energy and emissions reduction products, as well as climate adaptation services.  It is equally important that banks develop strategic management plans to address climate change risk, considering its implications in their valuations and risk assessments.  For those banks involved in industries with high embedded greenhouse gas emissions, such as coal, this assessment is particularly important.

PNC has not provided meaningful reporting to investors about the ways in which it factors climate change issues into its financing decisions.  Investors, however, have reason to be concerned that the company is not effectively managing the risks associated with this global challenge.  As such, they should seek additional disclosure from PNC regarding its assessment of the greenhouse gas emissions resulting from its lending portfolio and the exposure it faces to climate change risk in its lending, investing, and financing activities.

The information in this document should not be considered a recommendation to buy or sell any security. There is no assurance that any securities discussed in this report will remain in an account’s portfolio at the time you receive this document. The securities discussed do not represent an account’s entire portfolio and may represent only a small portion of an account’s holdings. It should not be assumed that any securities transactions we discuss were or will prove to be profitable. Past performance does not guarantee future results.  All investments involve risk, including the risk of losing principal.

1 Robbins, Nick, Keen, Andrew and Knight, Zoe “Coal and Carbon” HSBC Global Research, June 21,2012
2 “Unburnable Carbon” Carbon Tracker Initiative, 2012 <http://www.carbontracker.org/wp-content/uploads/downloads/2012/08/Unburnable-Carbon-Full1.pdf>
3 "Law on Mother Earth" March 1, 2014,< http://www.economist.com/news/international/21597964-domestic-climate-legislation-booming-law-mother-earth>
4  World Bank and the Development Research Center of the State Council, P. R. China. 2013. China 2030: Building a Modern, Harmonious, and Creative Society. Washington, DC: World Bank. DOI: 10.1596/978-0-8213-9545-5. License: Creative Commons Attribution CC BY 3.0.
5  http://www.nytimes.com/2013/09/21/us/politics/obama-administration-carbon-limits.html?_r=0
6 Furrer, Bettina, Hoffman, Volker and Swoboda, Marion “Banking & Climate Change: Opportunities and Risks. An analysis of climate change strategies in more than 100 banks worldwide.” March, 2009 <http://ec.europa.eu/enterprise/policies/sustainable-business/corporate-social-responsibility/reporting-disclosure/swedish-presidency/files/surveys_and_reports/banking_and_climate_change_-_sam_group_en.pdf>
7 Accessed March 14, 2013 < http://www.pnccommunityinvolvement.com/environment.htm>
8 Form 8-K, United States Securities and Exchange Commission, PNC Financial, February 24, 2010, < https://www.pnc.com/webapp/unsec/Requester?resource=/wps/wcm/connect/7eff03004179531fa198ef1bd593aedb/IR_8K_022410_CFA_Society.pdf?MOD=AJPERES&CACHEID=7eff03004179531fa198ef1bd593aedb>
9 “Frequently Asked Questions,” U.S. Energy Information Association, Accessed March 14, 2013 < http://www.eia.gov/tools/faqs/faq.cfm?id=73&t=11>
10 “Mid-Atlantic Mountain Top Mining, U.S. Environmental Protection Agency, Accessed March 14, 2013 < http://www.epa.gov/region3/mtntop/>
11 “PNC could pay for funding mountaintop removal mining,” Philadelphia Citypaper, February 27 2012.  <http://www.citypaper.net/blogs/nakedcity/EQAT-demands-PNC-help-stop-MTR.html>
12 http://www.philly.com/philly/blogs/public_health/Quakers-vs-PNC-Bank-on-the-mountaintop-.html